SUPPLEMENT (To Preliminary Prospectus Dated March 18, 2019)	Filed Pursuant to Rule 424(h) Registration File No. 333-227446-03

$708,280,000 (Approximate)

BANK 2019-BNK17
(Central Index Key Number 0001769961)

as Issuing Entity

Morgan Stanley Capital I Inc.
(Central Index Key Number 0001547361)

as Depositor

Morgan Stanley Mortgage Capital Holdings LLC
(Central Index Key Number 0001541557)

Bank of America, National Association
(Central Index Key Number 0001102113)

Wells Fargo Bank, National Association
(Central Index Key Number 0000740906)

as Sponsors and Mortgage Loan Sellers

Commercial Mortgage Pass-Through Certificates, Series 2019-BNK17

This is a supplement to, and supersedes any contrary information in, the preliminary prospectus dated March 18, 2019 (the “Preliminary Prospectus”). Defined terms used in this supplement but not defined herein have the meanings given to them in the Preliminary Prospectus.

1.	Master Servicing Compensation

The first paragraph under the heading “Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses—Master Servicing Compensation” is hereby amended to reflect an increase of the Servicing Fee Rate payable to the master servicer for the servicing of the Subordinate Companion Loan related to the Landmark West Loop Whole Loan, from 0.00750% per annum to 0.01000% per annum.

2.	Collateral Updates

The following additional information is provided with respect to the Tower 28 Mortgage Loan (6.7%):

With respect to the Tower 28 Mortgage Loan, the related Mortgaged Property benefits from a real estate tax abatement program that expires in 2033. The related borrower’s 10-year budget accounts for 3% rent growth per year. Assuming such rent growth and 3% expense growth (other than with respect to real estate taxes), net operating income for 2029 is expected to be approximately $20.3 million. Based on such assumptions, if the borrower were to refinance in 2033 with a mortgage loan with a principal balance of $189,000,000, a 6% mortgage rate and 30 year amortization (with a 10-year interest only period), such estimated net operating income (accounting for the full tax amount in 2033 (without abatement)) would be sufficient to cover the debt service on such new mortgage loan. The same debt service coverage would be obtained if rent growth and expense growth (other than with respect to real estate taxes) were each assumed to be 2% per year.

The New York City Rent Guidelines Board sets the maximum annual rent increase on rent-stabilized apartments annually, and the amount of any future increases cannot currently be determined. In recent years, the increase has ranged from 1% to 3% increases on one year leases. The applicable rent regulations provide, among other things, that the Mortgaged Property’s maximum initial monthly rent is $2,551,360, which may be apportioned by the property owner in its discretion. Such initial apportionment will become each unit’s initial legal rent for the purposes of rent stabilization. At such rates, annual gross potential rent in the first year of the abatement/rent stabilization period is $30,616,320. The underwritten gross potential rent (and the borrower’s budgeted gross potential rent) is $19,808,819, which is approximately 35.3% below the rent stabilized ceiling.

Morgan Stanley	Wells Fargo Securities	BofA Merrill Lynch
Co-Lead Manager and Joint Bookrunner	Co-Lead Manager and Joint Bookrunner	Co-Lead Manager and Joint Bookrunner

Academy Securities, Inc.		Drexel Hamilton
Co-Manager		Co-Manager

The date of this Supplement is March 19, 2019.

Current rents are below the rent stabilization cap. Assuming 3% annual rent growth and assuming no increases in the New York City Rent Guidelines Board limits, the initial rent cap of $30,616,320 would be exceeded in 2034, when the requirement to maintain rent stabilization expires. The relationship between current rents and the rent stabilization cap is similar to those for other new construction buildings in the area that are subject to the 421-a exemption.

In addition, with respect to the related Mortgaged Property, the financing terms (including estimated loan balance and LTV) were determined prior to Amazon’s announcement to build a headquarters in Long Island City, and while the appraisal was conducted prior to Amazon’s withdrawal of its announcement, such withdrawal did not impact the underwriting of the mortgage loan, as the surrounding area has experienced strong growth in luxury rental rates in recent years.

With respect to the Southgate Owners Corp Mortgage Loan (3.4%):

The Mortgaged Property related to the Southgate Owners Corp Mortgage Loan is a not-for-profit residential cooperative whereby the individual cooperative units are owned by the residents. The appraised value of $551 million is based on the gross value resulting from a sale of all units to individual apartment buyers based on market prices. The hypothetical value as a traditional rental apartment building is $495,000,000 which implies a 3.33% capitalization rate. This presentation method is standard for similar CMBS cooperative loans, and the loan is expected to have the highest grade rating by the applicable rating agencies.

Based on the actual operating statements of the building, annual collections of cooperative dues have grown from $12.3 million in 2013 to $13.6 million in 2017. Operating expenses have increased from $10.5 million to $11.5 million in the same time period. Based on the current debt, the related Mortgaged Property exhibits a 1.32x NCF DSCR. The cooperative board has flexibility to increase dues to cover operating expenses and debt service.

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The information in this supplement, if conveyed prior to the time of your contractual commitment to purchase any of the offered certificates, supersedes any conflicting information contained in the Preliminary Prospectus and any other prior similar materials relating to the offered certificates. The information in this supplement may be amended or supplemented. This supplement is being delivered to you solely to provide you with information about the offering of the offered certificates referred to in the Preliminary Prospectus and to solicit an offer to purchase the offered certificates, when, as and if issued.

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